STATEMENT OF INVESTMENTS

Dreyfus Premier Worldwide Growth Fund, Inc.
July 31, 2007 (Unaudited)

Common Stocks--99.8%	Shares	Value ($)
Consumer Discretionary--13.6%		
Christian Dior	289,500	35,658,789
LVMH Moet Hennessy Louis Vuitton	122,175	13,657,092
McDonald's	217,800	10,426,086
McGraw-Hill Cos.	360,800	21,828,400
News, Cl. A	706,400	14,919,168
Pearson	300,944	4,831,150
		101,320,685
Consumer Staples--31.6%		
Altria Group	552,500	36,724,675
Coca-Cola	403,100	21,005,541
Diageo, ADR	165,000	13,477,200
Groupe Danone, ADR	1,960,000	28,028,000
Kraft Foods, Cl. A	224,000	7,336,000
L'Oreal, ADR	1,610,000	37,191,000
Nestle, ADR	326,600	31,572,422
PepsiCo	241,675	15,858,713
Procter & Gamble	330,000	20,413,800
Wal-Mart Stores	50,322	2,312,296
Walgreen	523,000	23,106,140
		237,025,787
Energy--18.3%		
BP, ADR	60,000	4,164,000
Chevron	315,800	26,925,108
ConocoPhillips	26,000	2,101,840
Exxon Mobil	555,008	47,247,831
Norsk Hydro, ADR	522,000	20,138,760
Total, ADR	462,516	36,358,383
		136,935,922
Financial--14.4%		
American Express	122,850	7,191,639
Ameriprise Financial	45,970	2,770,612
Assicurazioni Generali	263,890	10,341,107
Citigroup	541,284	25,207,596
Deutsche Bank	85,300	11,624,684
Eurazeo	66,352	9,311,138
HSBC Holdings, ADR	135,000	12,576,600
JPMorgan Chase & Co.	254,100	11,182,941
UBS	200,000	11,088,772
Zurich Financial Services	20,500	5,959,726
		107,254,815
Health Care--8.4%		
Abbott Laboratories	200,300	10,153,207
Johnson & Johnson	203,525	12,313,263
Novartis, ADR	80,000	4,316,000
Pfizer	10,754	252,827
Roche Holding, ADR	402,000	35,870,460
		62,905,757
Industrial--5.8%		
Emerson Electric	190,200	8,952,714
General Electric	701,072	27,173,551
United Technologies	100,000	7,297,000
		43,423,265
Information Technology--4.2%		

Intel	810,941	19,154,426
Microsoft	360,600	10,453,794
Texas Instruments	40,000	1,407,600
		31,015,820
Materials--3.5%		
Air Liquide, ADR	948,236	24,843,783
Yara International, ADR	52,400	1,418,468
		26,262,251
Total Common Stocks (cost $377,767,253)		**746,144,302**

Other Investment--.2%

Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $1,351,000)	1,351,000 [a]	**1,351,000**
Total Investments (cost $379,118,253)	**100.0%**	**747,495,302**
Liabilities, Less Cash and Receivables	**(.0%)**	**(355,860)**
Net Assets	**100.0%**	**747,139,442**

ADR - American Depository Receipts

a Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.